SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

                      Statement by Holding Company Claiming
                      Exemption Under Rule U-3A-2 from the
                        Provisions of the Public Utility
                               Holding Act of 1935


                      To Be Filed Annually Prior to March 1

                            MARBEL ENERGY CORPORATION

       hereby files with the Securities and Exchange Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

       Marbel Energy Corporation (Marbel) was organized in Ohio and is a holding company. It is a subsidiary of FirstEnergy Corp. (FirstEnergy). The principal offices of Marbel are located in Lancaster, Ohio.

       Marbel's subsidiaries include Northeast Ohio Natural Gas Corp. (NONGC), a public utility, and Marbel Holdco, Inc. ("Marbel Holdco").

       Marbel Holdco holds a 50% ownership in Great Lakes Energy Partners, LLC ("Great Lakes"). Great Lakes is an oil and gas exploration and production company in a joint venture with Range Resources Corporation and holds a majority of its assets in the Appalachian Basin, including more than 7,700 oil and natural gas wells, drilling rights on nearly 1 million acres, proven resources of 450 billion cubic feet equivalent of natural gas and oil, and 5,000 miles of pipeline. Great Lakes also owns intrastate gas pipelines.

       NONGC provides gas distribution and transportation service to approximately 5,000 customers located in 10 counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

NORTHEAST  OHIO NATURAL GAS CORPORATION
---------------------------------------

       NONGC provides gas distribution and transportation service to approximately 5,000 customers located in 10 counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline and ancillary facilities. It receives its gas supplies from local gas producers as well as from interstate pipeline companies. Its principal source of operating revenue is derived from the distribution and transportation of natural gas.

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3.     The  following  information for the last  calendar  year with  respect to claimant and each of its subsidiary public utility companies:

              (a)  Number  of  kwh  of  electric   energy  sold  (at  retail  or
       wholesale), and Mcf. of natural or manufactured gas distributed at retail.

              NONGC                      953,900 Mcf

              (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              NONGC                      None

              (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              NONGC                      None

              (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

              NONGC                      284,480 Mcf

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

              (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              None

              (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

              None

              (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

              None

              (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              None

              (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              None

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The  above-named  claimant has caused this  statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2003.


                              Marbel Energy Corporation


                              By:      /s/ Harvey L. Wagner
                                  --------------------------------
                              Title: Vice President and Controller




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

   Harvey L. Wagner        Vice President and Controller
--------------------------------------------------------
       (Name)                      (Title)

   76 South Main Street, Akron, OH  44308
--------------------------------------------------------
               (Address)

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